July 21, 2015

BY EDGAR AND COURIER

Mr. Asen Parachkevov, Esq.
Mr. Jeff Long
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Triangle Capital Corporation
Registration Statement on Form N-2
File No. 333-199102

Dear Messrs. Parachkevov and Long:

This letter is submitted on behalf of Triangle Capital Corporation (the “Company”) in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received orally on July 8, 2015 with respect to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (“Post-Effective Amendment No. 3”), which was filed by the Registrant with the Commission on June 22, 2015 (the “Registration Statement”). For your convenience, the Staff’s comments have been reproduced in bold and italics herein with responses immediately following each comment.

1.
The Staff notes the Company’s response to comment 3 in the letter from Morrison & Foerster LLP on June 22, 2015. Please also confirm that the Company performed the analysis required under Rules 3-09 and 4-08(g) of Regulation S-X with respect to SRC Worldwide, Inc. (“SRC”), and that the Company has complied with the disclosure requirements of those rules.

Response to Comment No. 1

The Company confirms that, with respect to SRC, it has performed the analysis required and has complied with the disclosure requirements of Rules 3-09 and 4-08(g) of Regulation S-X.

Asen Parachkevov, Esq.
Jeff Long
July 21, 2015

2.
The Staff notes the Company’s disclosure in Note 7 of the Notes to Unaudited Consolidated Financial Statements in Post-Effective Amendment No. 3 of unused commitments to extend credit, in the form of loans, to the Company's portfolio companies. Please disclose the components of such unused commitments in the Company’s Notes to Unaudited Consolidated Financial Statements and in Management’s Discussion and Analysis of Financial Condition and Result of Operations.

Response to Comment No. 2
The Company will provide the requested disclosure in future filings on Form 10-Q and Form 10-K under the Securities Exchange Act of 1934 and in any form of prospectus filed by the Company pursuant to Rule 497 under the Securities Act of 1933.

3.
The Staff notes the Company’s response to comment 7 in the letter from Morrison & Foerster LLP on June 22, 2015. Please provide a representation that the Company will not issue common stock unless the Company’s asset coverage, as defined in the Investment Company Act of 1940 (the “1940 Act”), equals at least 200% and that the calculation of the Company's asset coverage will consider the Company’s unused commitments to extend credit to be senior securities.

Response to Comment No. 3
The Company hereby represents that, until such time as the Commission or the Staff issues guidance with respect to whether business development companies must treat unfunded commitments as senior securities for purposes of determining the Company’s asset coverage, as defined in the 1940 Act, (i) the Company will not issue common stock unless the Company’s asset coverage, as defined in the 1940 Act, equals at least 200%, provided that, if such common stock will be sold pursuant to a firm commitment underwriting, the Company may include the estimated net proceeds of such offering in determining whether its asset coverage is at least 200%, and provided further that if the asset coverage requirements applicable to business development companies set forth in Section 18(a) and Section 61(a) of the 1940 Act are amended, the asset coverage requirements set forth in this representation shall equal such amended requirements rather than 200%; and (ii) the calculation of the Company's asset coverage will consider the Company’s unused commitments to extend credit to be senior securities for purposes of the calculation.

Asen Parachkevov, Esq.
Jeff Long
July 21, 2015

4.
Please provide a calculation of the Company’s asset coverage, as defined in Section 18 of the 1940 Act, as of March 31, 2015 and as of the most recent date for which financial data is available, assuming for purposes of such calculation that the Company’s unused commitments to extend credit are senior securities.

Response to Comment No. 4
Set forth below is a calculation of the Company’s asset coverage, as defined in Section 18 of the 1940 Act, as of March 31, 2015, assuming for purposes of such calculation that the Company’s unused commitments to extend credit are senior securities:

Total assets		997,111,772
Less liabilities not represented by senior securities:
A/P and accrued liabilities	(3,113,643)
Interest payable	(1,435,372)
Taxes Payable	(56,002)
Deferred income taxes	(3,208,718)
Deferred financing fees	4,892,637
SBA guaranteed debentures payable	(224,826,028)

		769,364,646
Senior securities:
Senior notes	235,750,000
Credit facility	21,446,176
Deferred financing fees	(7,446,978)
Unfunded commitments	23,442,416
Total senior securities		273,191,614

Asset coverage		281.6%

Asen Parachkevov, Esq.
Jeff Long
July 21, 2015

In addition, set forth below is a preliminary calculation of the Company’s asset coverage, as defined in Section 18 of the 1940 Act, as of June 30, 2015, assuming for purposes of such calculation that the Company’s unused commitments to extend credit are senior securities. The Company has not completed the process of determining its financial results for the quarter ended June 30, 2015. As a result, there may be differences between the amounts utilized for purposes of the calculation below and the corresponding amounts that will presented in the Company's unaudited financial statements to be filed on Form 10-Q for the quarter ended June 30, 2015.

Total assets		1,015,779,621
Less liabilities not represented by senior securities:
A/P and accrued liabilities	(3,417,774)
Interest payable	(3,577,430)
Taxes Payable	(54,152)
Deferred income taxes	(3,921,003)
Payable from unsettled transaction	(16,961,500)
Deferred financing fees	4,700,676
SBA guaranteed debentures payable	(224,872,590)

		767,675,848
Senior securities:
Senior notes	166,750,000
Credit facility	88,758,498
Deferred financing fees	(4,899,739)
Unfunded commitments	33,213,745
Total senior securities		283,822,504

Asset coverage		270.5%

* * * *

Asen Parachkevov, Esq.
Jeff Long
July 21, 2015

Per your request, the undersigned hereby acknowledges on behalf of the Company that:
•the Company is responsible for the adequacy and the accuracy of the disclosure contained in Post-Effective Amendment No. 3;

•comments of the Staff, if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•the Company may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you request such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Company.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1585.

Sincerely,

/s/ Scott Lesmes
Scott Lesmes

cc:	Steven C. Lilly
Triangle Capital Corp.
Robert Knox
Triangle Capital Corp.

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